Simtek Corporation
                        4250 Buckingham Drive, Suite 100
                           Colorado Springs, CO 80907


Brian P. Alleman
Chief Financial Officer



April 14, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Adelaja K. Heyliger

Re:      Simtek Corporation, a Colorado corporation ("Simtek")
         Registration Statement on Form S-1
                  Filed February 28, 2006
         File No. 333-132180

Dear Ladies and Gentlemen:

We are transmitting herewith via EDGAR for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), Amendment No. 1 to the Registration Statement on Form S-1 of Simtek (the "Registration Statement"), which relates to the registration under the Securities Act of 122,793,324 shares of common stock, par value $0.01 per share, of Simtek ("Common Stock").

The Registration Statement has been revised in response to the comments received from the Commission set forth in the letter, dated March 15, 2006, to Harold Blomquist (the "Comment Letter"). The Registration Statement also reflects: (i) updates to the risk factors to match updates to the risk factors in Simtek's Annual Report on Form 10-K for the year ended December 31, 2005, which Form 10-K was filed on April 7, 2006; and (ii) the registration of an additional 10,000,000 shares of Common Stock underlying a warrant issued by Simtek on March 24, 2006, which shares Simtek has a contractual obligation to register. To facilitate your review, we are also sending to Adelaja K. Heyliger's attention six copies of Amendment No. 1, three of which have been marked to show changes from the Registration Statement filed on February 28, 2006.

As you are aware, we submitted to the Commission on April 4, 2006 an initial response to the Comment Letter. We are providing additional and updated responses to the Comment Letter below. Each comment from the Comment Letter has been reproduced below, followed by our response. All references to page numbers in the responses below refer to page numbers in the unmarked version of Amendment No. 1.

Fee Table

1) Comment: Given that it appears you are registering securities for resale, not for issuance upon exercise of warrants, your calculation of the filing fee based on Rule 457(g) is inappropriate. Please revise.

     Response: We have revised the fee table as appropriate in Amendment No. 1.

2) Comment: Please tell us when you filed the withdrawal requests mentioned in footnote 4.

     Response: We withdrew the Registration Statement on Form SB-2 (File No. 333-111408) pursuant to a Post-Effective Amendment No. 5 on Form SB-2 filed on June 22, 2005. We withdrew the Registration Statement on Form SB-2 (File No. 333-120586) pursuant to a Post-Effective Amendment No. 1 on Form SB-2 filed on May 12, 2005. Notwithstanding any credit for fees that Simtek may be entitled to as a result of withdrawing the two above-referenced registration statements, in order to ease the Commission's review Simtek has not claimed any credit for fees other than the $1,700.25 paid with the Registration Statement on February 28, 2006.

3) Comment: If you intend for the prospectus to be used pursuant to Rule 429 for shares registered for resale by a previous registration statement, please do not include those shares in the fee table in this registration statement. See the last sentence of Rule 429(b).

     Response: We have made the requested change in Amendment No. 1.

Selling Security Holders, page 11

4) Comment: Please identify the natural persons that beneficially own the securities held by the entities named in the table.

     Response: We have made the requested change in Amendment No. 1. Please see pages 12-14 in Amendment No. 1 for such information.

Available Information, page 17

5) Comment: We note that your Annual Report on Form 10-K for the fiscal year ended December 31, 2005 was not filed as of the time you filed this registration statement. As a result, you are ineligible to incorporate information by reference. Refer to General Instruction VII and Item 12 to Form S-1. Please amend your filing in accordance with this comment, and ensure that the amendment includes updated financial information and an updated auditor's consent. We may have further comment upon our review of the amended registration statement.

     Response: On April 7, 2006, we filed our Annual Report on Form 10-K for the year ended December 31, 2005.

Confidential Treatment Request

6) Comment: We note that you have a pending confidential treatment request. We will review and provide any comments on your request separately. Comments regarding your request must be resolved before we may accelerate the effectiveness of this registration statement.

     Response: Pursuant to a letter, dated April 6, 2006, from Lee D. Vogel, Esq. of Holme Roberts & Owen LLP to the Commission, we withdrew the confidential treatment request to which the Commission refers in its comment above. A copy of such letter, without enclosures, is included as Appendix A hereto. On April 12, 2006 we filed an amended Current Report on Form 8-K to file the portions of Exhibit 10.4 thereto that had previously been redacted pursuant to the confidential treatment request. Please note that on March 31, 2006, we filed an additional request for confidential treatment of certain terms of a License and Development Agreement. We respectfully request your prompt attention to this request so that the Registration Statement may become effective no later than April 28, 2006. To facilitate coordination of this pending confidential treatment request and the acceleration of the effectiveness of the Registration Statement, we have previously provided to Adelaja K. Heyliger a courtesy copy of such confidential treatment request.

Part II

Item 17.  Undertakings

7) Comment: Please include the undertaking set forth in Item 512(a) of Regulation S-K, as revised by Release 33-8591 (July 19, 2005).

     Response: We have included the requested undertaking in Amendment No. 1. Please see page II-7 in Amendment No. 1 for such undertaking.

If you would like to discuss any of the responses above or any other matter, please contact the undersigned, Brian Alleman at (719) 531-9444.

Sincerely,

/S/  BRIAN ALLEMAN

Brian Alleman, Chief Financial Officer


cc:      Hendrik Jordaan, Esq., Holme Roberts & Owen LLP
         Garth B. Jensen, Esq., Holme Roberts & Owen LLP

                                   APPENDIX A
                                   ----------

Via Federal Express


April 6, 2006


The Secretary
Securities and Exchange Commission 100 F Street, N.E.
Washington D.C. 20549

Re:  Withdrawal of Application for Confidential Treatment of a Portion of
     Exhibit 10.4 to the Current Report on Form 8-K filed by Simtek Corporation on January 3, 2006

Dear Ladies and Gentlemen:

     On behalf of Simtek Corporation, a Colorado corporation ("Simtek"), we hereby respectfully request that the Securities and Exchange Commission withdraw the confidential treatment request contained in the "Application for Confidential Treatment of a Portion of Exhibit 10.4 to the Current Report on Form 8-K filed by Simtek Corporation" dated January 3, 2006, a copy of which application is attached as Exhibit A hereto (the "Application"), which related to a specified portion of the Securities Purchase Agreement, dated December 30, 2005, by and among Simtek and Big Bend XXVII Investments, L.P., Crestview Capital Master LLC, Renaissance Capital Growth & Income Fund III, Inc., Renaissance US Growth Investment Trust PLC, BFSUS Special Opportunities Trust PLC, Michael Seedman, SF Capital Partners Ltd., Straus Partners, LP, Straus GEPT Partners, LP and Toibb Investment LLC (the "Purchase Agreement"), a redacted copy of which was attached as Exhibit 10.4 to the Current Report on Form 8-K filed by Simtek on January 3, 2006 (the "8-K").

     In the Application, we requested confidential treatment regarding a proposed strategic relationship and investment between Simtek and Cypress Semiconductor Corporation, a Delaware corporation ("Cypress"). Confidential treatment was requested until the earliest to occur of (i) the entry by Simtek and Cypress into the strategic relationship and investment, or (ii) the termination by Simtek of efforts to effect the strategic relationship and investment between Simtek and Cypress. Simtek and Cypress have entered into the strategic relationship and investment.

     Simtek will file an amendment to the 8-K explaining that the confidential treatment request with respect to a specified portion of the Purchase Agreement has been withdrawn; additionally, an unredacted copy of the Purchase Agreement will be attached to such amendment to the 8-K.

     Please do not hesitate to contact the undersigned with any comments or questions.

Very truly yours,

/s/ LEE D. VOGEL

Lee D. Vogel



Enclosure

cc:  Harold Blomquist, Simtek Corporation (w/ encl.)
     Garth B. Jensen, Holme Roberts & Owen LLP (w/out encl.)